April 8, 2024	Lauren Burnham Prevost
404-504-7744
VIA EDGAR	lprevost@mmmlaw.com
www.mmmlaw.com
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	RealtyMogul Apartment Growth REIT, Inc.
Offering Statement on Form 1-A
Filed December 20, 2023
File No. 024-12375

To Whom it May Concern:

This letter is being submitted on behalf of RealtyMogul Apartment Growth REIT, Inc. (File No. 024-12375) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated January 16, 2024 (the “Comment Letter”) regarding the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on December 20, 2023 in connection with its offering of shares of common stock pursuant to Regulation A (the “Offering”). The Company is concurrently filing Pre-Qualification Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments and other updates necessitated by the passage of time.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Management Compensation, page 71

Comment No. 1: For each of the fees listed in this section, please disclose the amount paid to your Manager and/or its affiliates for the year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Management Compensation” section in the Amended Filing to provide the above-requested information.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

April 8, 2024

Principal Stockholders, page 73

Comment No. 2: Please provide the disclosure required by Item 403 of Regulation S-K, including the beneficial owners of more than five percent of your shares. In your most recent Form 1-SA, you reflect that 5,289,541 shares are outstanding.

Response: The Company respectfully submits that the Offering Statement provides the disclosure required by Item 403 of Regulation S-K regarding shares beneficially owned as it provides such beneficial ownership information with respect to (i) each person or group that holds more than 5% of the Company’s common stock, (ii) each of the Company’s executive officers and directors and the executive officers of the Company’s Manager and (iii) the executive officers and directors of the Company and the executive officers of the Company’s Manager as a group. The Company has revised the disclosure in the “Principal Stockholders” section in the Amended Filing to clarify that as of March 18, 2024, no person or group held more than 5% of the Company’s outstanding common stock.

Funds from Operations and Adjusted Funds from Operations, page 102

Comment No. 3: Please tell us what consideration you gave to providing your FFO and AFFO calculations for all financial statement periods presented, including the corresponding interim period of the preceding fiscal year.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Description of our Common Stock – Funds from Operations and Adjusted Funds from Operations” section in the Amended Filing to include unaudited FFO and AFFO calculations for the six months ended June 30, 2022. The Company respectfully submits that the Offering Statement included unaudited FFO and AFFO calculations for the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021. With the addition of the unaudited FFO and AFFO calculations for the six months ended June 30, 2022, the Amended Filing includes unaudited FFO and AFFO calculations for all financial statement periods presented, including the corresponding interim period of the preceding fiscal year.

Quarterly NAV Share Price Adjustments, page 108

Comment No. 4: We note your disclosure surrounding your determination of NAV per share, including disclosure included in your supplement to the offering circular filed November 1, 2023 announcing your NAV per share of $10.41 as of September 30, 2023. Please explain to us how your NAV disclosure is consistent with your proposed disclosure included in your template for future NAV disclosure, attached as Exhibit A to your response letter dated May 5, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Filing to include a new subsection titled “Components of NAV” under the section “Description of our Common Stock,” which subsection includes disclosure consistent with the Company’s proposed disclosure in its template for future NAV disclosure, attached as Exhibit A to the Company’s response letter dated May 5, 2017. The Company respectfully notes that since the filing of the Offering Statement, the Company’s board of directors has approved an updated estimated NAV per share of $10.13. Accordingly, the disclosures in the “Description of our Common Stock – Components of NAV” section in the Amended Filing have been revised to reflect the components of the most recently approved estimated NAV per share.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

April 8, 2024

Plan of Distribution, page 146

Comment No. 5: With respect to the automatic investment program, please disclose whether investors receive a notice prior to each scheduled investment and whether investors are required to affirmatively consent to each such investment.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Plan of Distribution” section of the Amended Filing to clarify that, while investors must affirmatively elect to participate in the automatic investment program, once they have made such election, they are not provided notice prior to each scheduled investment made pursuant to the automatic investment program and are not required to affirmatively consent to each such investment. As provided in the Offering Statement, investors may terminate their participation in the automatic investment program at any time by providing notice of such termination to the Company at www.realtymogul.com.

General

Comment No. 6: Please disclose in Part I, Item 4, the shares you sold pursuant to the offering statement within the 12 months before the qualification of this offering statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Part I, Item 4 in the Amended Filing to provide the above-requested information.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost
Lauren B. Prevost

cc:	Jilliene Helman